United States securities and exchange commission logo





                        June 23, 2023

       Ozan Pamir
       Chief Financial Officer
       180 Life Sciences Corp.
       3000 El Camino Real, Bldg. 4, Suite 200
       Palo Alto, CA 94306

                                                        Re: 180 Life Sciences
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed June 16, 2023
                                                            File No. 333-272749

       Dear Ozan Pamir:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Fahd Riaz